As filed with the Securities and Exchange Commission on February 22, 2005

Registration No. 333-122115

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

NAVARRE CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1704319 (IRS Employer Identification No.)

7400 49th Avenue North, New Hope, Minnesota (Address of principal executive offices)	55428 (Zip Code)

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Adam Halper

Re:	Navarre Corporation
Registration Statement on Form S-3 (Registration No. 333-122115)

Ladies and Gentlemen:

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Navarre Corporation, a Minnesota corporation (“Navarre”), hereby requests that the Registration Statement on Form S-3, including all exhibits thereto (Registration No. 333-122115) (the “Registration Statement”), relating to Navarre’s common stock, no par value (the “Common Stock”), be withdrawn, effective immediately. Due to current market conditions, Navarre has determined that it is not in its best interests to proceed with the registration of the Common Stock at this time. The Registration Statement has not been declared effective, and no offers or sales have been made or will be made under the Registration Statement.

     Navarre also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Navarre’s account for future use.

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (763) 971-2770 or Phil Colton at Winthrop & Weinstine, P.A., counsel to Navarre, at (612) 604-6729.

Dated: February 22, 2005	NAVARRE CORPORATION
	By:	/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer